Exhibit 5.1

79 Wellington St. W., 30th Floor Box 270, TD South Tower Toronto, Ontario M5K 1N2 Canada P. 416.865.0040\F. 416.865.7380 www.torys.com

February 12, 2016

BlackBerry Limited
2200 University Avenue East
Waterloo, Ontario
N2K 0A7

Dear Sirs/Mesdames:

We have acted as Canadian counsel for BlackBerry Limited, an Ontario corporation (the “Company”), in connection with the filing by the Company of a Registration Statement on Form S-8 (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), to register 4,000,000 common shares (the “Common Shares”) of the Company, which may be issued by the Company pursuant to the BlackBerry Limited 2015 Employee Stock Purchase Plan (the “Plan”).

We have made such investigations and have examined such corporate records of the Company and other documents as we considered necessary or relevant for our opinion, including:

(a) a certified copy of the articles of amalgamation and by-laws of the Company;

(b) a certified copy of the resolution of the Company’s board of directors approving the issuance of the Common Shares pursuant to the Plan;

(c) a certified copy of the resolution of the Company’s shareholders approving the issuance of the Common Shares pursuant to the Plan; and

(d) the Plan.

For the purposes of this opinion, we have assumed, with respect to all documents examined by us, (i) the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity to authentic original documents of all documents submitted to us as certified, notarial or photostatic copies, (ii) the identity and capacity of all individuals acting or purporting to act as public officials, and (iii) that any party to any agreement or instrument referred to herein who is a natural person has the legal capacity to enter into, execute and deliver such agreement or instrument and has not entered into, executed or delivered the same under duress or as a result of undue influence.

We have assumed that all Common Shares issued under the Plan will be issued for consideration in property or past services that is not less in value than the fair equivalent of the money that the Company would have received if the Common Shares had been issued for money.

Our opinion is given as of the date hereof and we do not in any event undertake to advise you of any facts or circumstances occurring or coming to our attention subsequent to the date hereof.

We are qualified to practice law in the Province of Ontario. We express no opinion as to the laws of any jurisdiction other than those of the Province of Ontario and the federal laws of Canada applicable therein in effect on the date hereof.

Based on and subject to the foregoing, we are of the opinion that the Common Shares to be issued pursuant to the Plan, if and when issued in accordance with the terms and conditions of the Plan, will be validly issued as fully paid and non-assessable shares of the Company.

We hereby consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement and to the references to our firm name therein. In giving this consent, we do not thereby admit that we are included in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission.

Yours truly,

/s/ Torys LLP

Torys LLP

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